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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                            ------------------------

                        MERCANTILE STORES COMPANY, INC.

                           (Name of Subject Company)

                             MSC ACQUISITIONS, INC.

                                DILLARD'S, INC.

                                   (Bidders)

                   COMMON STOCK, $.14 2/3 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   587533100
                     (CUSIP Number of Class of Securities)

                            PAUL J. SCHROEDER, ESQ.
                           VICE PRESIDENT, SECRETARY
                               & GENERAL COUNSEL
                                DILLARD'S, INC.
                               1600 CANTRELL ROAD
                          LITTLE ROCK, ARKANSAS 72201
                           TELEPHONE: (501) 376-5200
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ALAN G. SCHWARTZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                            ------------------------

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    This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on May 21, 1998 and amended and supplemented on June 4, 1998 and June 18, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by MSC Acquisitions, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Dillard's, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.14 2/3 par value per share (the "Shares"), of Mercantile Stores Company, Inc., a Delaware corporation (the "Company"), at a purchase price of $80 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

    On July 6, 1998, the Parent issued a press release announcing that it has extended the period during which the Offer will remain open to 12.00 Midnight, New York City Time, on Tuesday, July 21, 1998. Accordingly, the Expiration Date shall be 12.00 Midnight, New York City Time, on Tuesday, July 21, 1998, unless the Offer is further extended. The full text of the press release is set forth in exhibit (a)(10) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Items 10(b), (c) and (e) of the Schedule 14D-1 are hereby amended and supplemented as follows:

    The information provided in this Amendment No. 3 under Item 5 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented to add the following:

    (a)(10) Press Release issued by the Parent on July 6, 1998.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

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
                                DILLARD'S, INC.

                                By:             /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                               Name: James I. Freeman
                                            Title: SENIOR VICE PRESIDENT
                                            AND CHIEF FINANCIAL OFFICER

                                MSC ACQUISITIONS, INC.

                                By:             /s/ JAMES I. FREEMAN
                                     -----------------------------------------
                                               Name: James I. Freeman
                                            Title: SENIOR VICE PRESIDENT
                                            AND CHIEF FINANCIAL OFFICER
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Date: July 6, 1998

                                       2
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                                 EXHIBIT INDEX

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 EXHIBIT                                                                                                       PAGE
   NO.                                               DESCRIPTION                                                NO.
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

(a)(10)    Press Release issued by the Parent on July 6, 1998.
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